UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2020

MYOS RENS TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Nevada	000-53298	90-0772394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey	07927
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (973) 509-0444

No change

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 Series A Preferred Stock Purchase Rights, $0.001 par value	MYOS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

MYOS RENS Technology, Inc. (“MYOS”) is making the following supplemental disclosures to the definitive Proxy Statement/Prospectus/Information Statement (the “Proxy Statement/Prospectus/Information Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by MYOS on October 15, 2020, to provide additional information concerning certain litigation relating to the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2020 (the “Merger Agreement”), by and among MYOS, MedAvail, Inc. (“MedAvail”) and Matrix Merger Sub, Inc. (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MedAvail, with MedAvail being the surviving corporation and a wholly-owned subsidiary of MYOS (the “Merger”).

Following MYOS’s and MedAvail’s announcement of the execution of the Merger Agreement on June 30, 2020, MYOS received separate litigation demands from purported MYOS stockholders on September 16, 2020 and October 20, 2020, respectively seeking certain additional disclosures in the Form S-4 Registration Statement filed with the Securities and Exchange Commission on September 2, 2020 (collectively, the “Demands”). Thereafter, on September 23, 2020, a complaint regarding the transactions contemplated within the Merger Agreement was filed in the Supreme Court of the State of New York, County of New York, captioned Faasse v. MYOS RENS Technology Inc., et. al., Index No.: 654644/2020 (NY Supreme Ct., NY Cnty., September 23, 2020) (the “New York Complaint”).  On October 12, 2020, a second complaint regarding the transactions was filed in the District Court of Nevada, Clark County Nevada, captioned Vigil v. Mannello, et. al., Case No. A-20-822848-C (the “Nevada Complaint,” and collectively with the New York Complaint and Demands, the “Litigation”).

The Demands and the Complaints that currently comprise the Litigation generally allege that the directors of MYOS breached their fiduciary duties by entering into the Merger Agreement, and MYOS and MedAvail disseminated an incomplete and misleading Form S-4 Registration Statement.  The New York Complaint also alleges MedAvail aided and abetted such breach of fiduciary duties.

MYOS and MedAvail believe that the claims asserted in the Litigation are without merit, and believe that the Form S-4 Registration Statement disclosed all material information concerning the Merger and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MYOS determined to voluntarily supplement the Form S-4 Registration Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, MYOS and MedAvail specifically deny all allegations in the Litigation that any additional disclosure was or is required.

This Current Report on Form 8-K will not affect the merger consideration to be paid to shareholders of MYOS in connection with the Merger or the timing of the special meeting of the shareholders of MYOS scheduled to be held virtually on November 16, 2020 at 10:00 a.m. Eastern Time. The MYOS board of directors continues to unanimously recommend that you vote “FOR” the adoption of the Merger Agreement and “FOR” the other proposals being considered at the special meeting.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

MYOS has agreed to make the following supplemental disclosures to the Proxy Statement/Prospectus/Information Statement. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus/Information Statement, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus/Information Statement, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus/Information Statement. Defined terms used but not defined below have the meanings set forth in the Proxy Statement/Prospectus/Information Statement.

1.	The section of the MYOS Proxy Statement/Prospectus/Information Statement titled “THE MERGER – Background of the Merger” is hereby supplemented as follows:

A. The first paragraph on page 72 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“For several years, MYOS’ Board and management had contemplated ways to reduce the financial burdens and use of resources required of a public company with shares traded on a national stock exchange, including by consummating a transaction that would result in becoming a private, rather than public, corporation. Such a “going private” transaction entailed MYOS transferring all of its assets and liabilities into a new, private company (“Spinco”), through which MYOS’s business operations would be conducted going forward (i.e., a “spin-out” transaction). The resulting public company shell would merge with a separate private company, which would take over the management and operations of the public company. Through these transactions, MYOS would become a private company, and it would receive value for its public listing.”

B. The second paragraph on page 72 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“On April 17, 2020, during a conference call between representatives of H.C. Wainwright & Co., LLC, MYOS’s financial advisor (“HCW”) and Joe Mannello, MYOS’s President and Chief Executive Officer, HCW informed Mr. Mannello about a private company that was considering several go-public scenarios, including an initial public offering and a reverse merger with a public company. HCW suggested to Mr. Mannello that MYOS consider a reverse merger with this private company. The private company referenced by HCW during this call was MedAvail. The MYOS Board of Directors determined to retain HCW to assist in the evaluation and consideration of the proposed transaction with MedAvail, based upon its expertise and experience. HCW advised the MYOS Board throughout the negotiation process, and in particular with respect to the structuring of the proposed transaction. For its work on the proposed transaction, HCW will receive $450,000 in cash and $450,000 in stock equivalents, which compensation is contingent upon the successful completion of the proposed transaction. In the two years prior to the signing of the Merger Agreement, HCW has performed certain other services for MYOS in connection with its at-the-market equity program, for which it receives compensation consisting of 3.5% of the cash raised from sales of MYOS stock. In addition, MYOS has agreed to reimburse certain expenses arising, and to indemnify HCW against certain liabilities that may arise, out of HCW’s engagements. In the two years prior to the signing of the Merger Agreement, HCW has performed no services for and received no compensation from MedAvail.”

C. The following paragraph is added as the sixth paragraph on Page 72 of the Proxy Statement/Prospectus/Information Statement:

“On April 22, 2020, HCW sent a draft term sheet to MedAvail with a proposal for a spin-out and merger transaction. The term sheet proposed that MedAvail wold pay $7 million to Spinco at closing, and that, following the spin-out and merger, the equity of the surviving public entity (“Pubco”) would be spit 93% to MedAvail and 7% to MYOS, subject to Pubco raising $35 million concurrent with closing the merger.”

D. The following paragraph is added as the eighth paragraph on Page 72 of the Proxy Statement/Prospectus/Information Statement:

“On April 23, 2020, during a telephone call between representatives of HCW, Mr. Mannello, and representatives of MedAvail, MedAvail countered MYOS’s proposed terms by proposing an equity split for Pubco following the merger of 96.5% to MedAvail and 3.5% to MYOS, plus a payment of $4 million to Spinco at Closing, subject to MedAvail raising $30 million in financing for the Pubco concurrently with the closing of the Merger.”

E. The second paragraph on page 73 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“On April 25, 2020, HCW sent a draft term sheet to MedAvail proposing an equity split for Pubco following the merger of 96.5% to MedAvail and 3.5% to MYOS, plus $3 million to Spinco at Closing, with an additional $2 million paid to Spinco within 12 months after Closing, subject to MedAvail raising $30 million for Pubco”

F. The following paragraph is added as the last paragraph on Page 73 of the Proxy Statement/Prospectus/Information Statement:

“On May 5, 2020, the Boards of both MYOS and MedAvail approved the term sheet and the transactions contemplated thereby, subject to negotiating and finalizing definitive agreements to be approved by each company’s Board and MYOS’ shareholders.”

G. The seventh paragraph on page 73 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“On April 29, 2020, a meeting of the board of directors of MYOS (the “MYOS Board”) was held by teleconference. All directors except Ren Ren were present, constituting a majority of the members of the MYOS Board and a quorum of the MYOS Board for purposes of the meeting. Also in attendance were attorneys from Ellenoff Grossman and Schole LLP, MYOS’s corporate counsel (“EGS”). During the meeting, the MYOS Board approved MYOS entering into the Term Sheet and approved the creation of a special committee of the MYOS Board (the “MYOS Transaction Committee”) to oversee due diligence for the proposed transaction with MedAvail. The Transaction Committee, which was appointed in connection with the negotiation of the proposed transaction to assist with MYOS’s diligence efforts, consisted of Chris Pechock, Victor Mandel, Chris Dewey. The approval of the Transaction Committee was not a formal requirement, but the MYOS Board of Directors would not have approved the deal without their positive recommendation, which was unanimous.”

H. The seventh paragraph on page 76 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“On June 28, 2020, the MYOS Board held a special telephonic meeting to consider the Merger Agreement, the documents annexed as exhibits to the Merger Agreement, and the Merger and other contemplated transactions, including the Spin Out Proposal. All MYOS Board members, except for Mr. Ren, were in attendance. Also in attendance were MYOS’s attorneys from Hiller and Ellenoff Grossman & Schole LLP. All Board members in attendance approved the Merger Agreement, the exhibits to the Merger Agreement, and the Merger and the related transactions, including the Spin Out Proposal. In connection with MYOS’s consideration and approval of the Merger, there were no discussions held regarding future employment of the MYOS officers and directors.”

2.	The section of the MYOS Proxy Statement/Prospectus/Information Statement titled “THE MERGER – Consideration to be Paid in the Merger” is hereby supplemented as follows:

The following paragraphs are added immediately following the fourth paragraph of the Section The Merger – Consideration to be Paid in the Merger on page 81 of the Proxy Statement/Prospectus/Information Statement:

“Value of Shares to be Issued to MedAvail Holders. At the Effective Time each share of MedAvail capital stock outstanding immediately prior to the Effective Time (excluding certain shares) will be automatically converted solely into the right to receive a number of shares of MYOS Common Stock equal to the Exchange Ratio (as described in the Company’s Form S-4 registration statement). The MedAvail stockholders shall receive approximately 96.5% of the post-Merger stock of the public company, subject to adjustment in the event that the proceeds raised in MedAvail’s pre-closing equity financing exceed $50 million. The final ownership percentage of the MedAvail stockholders and the value of these shares will depend on how much money MedAvail raises in its pre-closing equity financing and the pre-money valuation at which the pre-closing equity financing is raised. The MedAvail post-money valuation (“MedAvail Post-Money Valuation”) is the sum of (i) $143.7 million (the “MedAvail Pre- Money Valuation”), plus (ii) the amount MedAvail raises in its pre-closing equity financing. However, if MedAvail consummates a pre-closing equity financing at a MedAvail Pre-Money Valuation of less than $143.7 million, the MedAvail Pre-Money Valuation shall be the actual valuation at which MedAvail consummates the preclosing equity financing.

Value of Shares to be Retained by MYOS Holders. The shares to be retained by current MYOS shareholders will represent approximately 3.5% of the Post-Merger Public Company, subject to adjustment in the event that the proceeds raised in MedAvail’s pre-closing equity financing exceed $50 million. The value of these shares will be equal to the product of (A) the MYOS Allocation Percentage (as defined below) multiplied by (B) the product equal to MedAvail Post-Money Valuation multiplied by 1.26. The MYOS Allocation Percentage is 3.5%; provided that in the event the MedAvail Post-Money Valuation is less than $173.7 million, the MYOS Allocation Percentage shall be equal to (i) $6.3 million divided by (ii) the sum of the MedAvail Post-Money Valuation plus $6.3 million. As an example, if the MedAvail Post-Money Valuation is $200 million, and assuming the amount of the pre-closing equity financing does not exceed $50 million, the value of the shares to be retained by MYOS shareholders would be $7.25 million.

Additional Consideration to be paid to MYOS and MYOS Shareholders. MYOS is contributing all its current assets and liabilities to a newly formed wholly owned subsidiary, MYOS Corp. (“Spin Out Sub”). The Company also has declared a pro rata dividend of all the outstanding shares of common stock of Spin Out Sub to the shareholders of MYOS existing on the Record Date of October 2, 2020, which dividend will be paid contingent on and following the MedAvail merger, after which MYOS Corp. will continue the current business of the Company as a private company. MYOS has not conducted a valuation analysis of the shares of Spin Out Sub. In addition, on the closing date of the Merger, in addition to providing to Spin Out Sub a cash payment of $2.0 million, MedAvail will issue Spin Out Sub a promissory note of $3.0 million, or the Promissory Note, payable in three installments within one year of the closing date, with the first $1.0 million being paid upon the closing of the Merger.

The MYOS Board of Directors considered whether or not to obtain a fairness opinion in connection with the Merger but determined that it is not recommended practice to receive such opinions in the context of this type of reverse merger transaction, given the nature of the transaction and inapplicability of standard valuation analysis in the context thereof.”

3.	The section of the MYOS Proxy Statement/Prospectus/Information Statement titled “THE MERGER AGREEMENT – Access to Information” is hereby supplemented as follows:

The second bullet under the Section The Merger Agreement – Access to Information on page 108 of the Proxy Statement/Prospectus/Information Statement is amended and restated as follows:

“keep such information confidential in accordance with the terms of the currently effective confidentiality agreement between the parties; provided that MedAvail may make disclosure of such information pursuant to the terms of the Merger Agreement, including in connection with a pre-closing financing (provided that any third party receiving such information shall be required to execute a non-disclosure agreement on customary terms with respect to any information disclosed in connection therewith). The mutual non-disclosure agreement provided for the exchange of confidential and proprietary business information between the parties. The mutual non-disclosure agreement did not contain a standstill provision, including any don’t ask, don’t waive provision.”

4.	The section of the MYOS Proxy Statement/Prospectus/Information statement entitled “THE MERGER— Interests of Certain Directors, Officers and Affiliates of MYOS and MedAvail is hereby supplemented as follows:

A. The paragraph under the Section The Merger – Interests of Certain Directors, Officers and Affiliates of MYOS and MedAvail on page 82 is hereby amended and restated as follows:

“On December 23, 2019, the Board approved the issuance of certain equity compensation to Mr. Mannello, who does not receive any compensation in the form of salary, in exchange for his service to the Company for the year ended December 31, 2020. Mr. Mannello was granted (i) 100,000 shares, which were to vest in full on December 31, 2020 (subject to earlier vesting in the sole discretion of the compensation committee), and (ii) an additional 80,000 shares if the Company was cash flow break-even for the year ending December 31, 2020 (the “Break-Even Target”), as determined by the audit committee of the Board in its sole discretion. The Board further authorized an aggregate of 80,000 shares as equity compensation for the Company’s employees if the Break-Even Target was met. These shares were to automatically vest upon a sale of the Company. On August 28, 2020, the Board approved the issuance of an additional 85,000 shares for Company employees, which combined with the previously approved shares provided an aggregate total of 165,000 shares, which shares were to be immediately vested upon issuance. The Board also approved the immediate issuance and/or vesting of the 180,000 shares previously approved for Mr. Mannello. These issuances and acceleration of vesting were not part of the negotiations surrounding the Proposed Transaction, but MYOS management discussed the issuances and acceleration with representatives of MedAvail, which approved of them as required by Section 4.2 of the Merger Agreement.”

B. The disclosure under the Section The Merger – Settlement Agreement with Ren Ren and RENS Technology Inc on page 83 is hereby amended and restated as follows:

“On January 6, 2017, in connection with the financing contemplated by a securities purchase agreement with RENS Technology Inc. (the “Purchaser”), we commenced an action in the Supreme Court of New York, County of New York (the “Court”), against the Purchaser, RENS Agriculture, the parent company of the Purchaser, and Ren Ren, a principal in both entities and at the time one of our directors, arising from the Purchaser’s breach of the agreement under which the Purchaser agreed to invest an aggregate of $20.25 million in our Company in exchange for an aggregate of 3,537,037 shares of our common stock and warrants to purchase an aggregate of 884,259 shares of common stock. We sought damages for Purchaser’s refusal to fund the second and third tranches of investment, as contractually required, for $5 million and $10 million, respectively.

On April 11, 2017, the Court noted that we had demonstrated a likelihood of success on the merits of the breach of contract claim. However, the Court denied our request that the shares held by Purchaser be attached in order to satisfy any judgment against Purchaser, and further denied our request that Purchaser be enjoined from disposing of the shares; as a result, collection on any judgment resulting from the litigation against Purchaser or Ren Ren (as a foreign citizen not readily subject to the Court’s jurisdiction and as to whom the Company had been unable to effectuate service) was very uncertain. Thereafter, a hearing was scheduled on the application by the Purchaser to dismiss the complaint and various pre-trial discovery applications by both parties.

In August 2017, before the hearing occurred, the Company amended its complaint repeating most of the initial claims but adding several additional claims against RENS Agriculture, Mr. Ren and two additional Chinese defendants, including a claim against RENS Agriculture for breaching the exclusive distribution agreement, as well as claims against all defendants for theft and misappropriation of our confidential proprietary information and trade secrets, breach of fiduciary duty and duty of loyalty, misappropriation of corporate opportunity, unfair competition and a number of other torts. Purchaser and Ren Ren thereafter refused to substantively engage in the litigation and MYOS considered whether to move for a default judgment, after settlement negotiations broke down.

In the context of diligence, MedAvail was informed of the existence of the litigation with Purchaser and that Purchaser and Ren Ren had ceased participating in such litigation, which remained pending. MedAvail was also informed of a lawsuit that had been filed in the Nevada District Court, Clark County, by Purchaser against the Company and our CEO Joseph Mannello, alleging fiduciary duty and other claims, including allegations related to the securities purchase agreement, which lawsuit had been dismissed without prejudice. MedAvail requested that MYOS attempt to settle all such litigation with Purchaser and Ren Ren to provide the parties with certainty. The Board considered MedAvail’s request and determined that it would be in the Company’s best interest to pursue settlement. In addition to facilitating the negotiation of the Merger (which, as discussed above, the Board believed was in the best interests of the Company and its shareholders), the Board considered that, even though the Court had found, on a preliminary record, that MYOS demonstrated a likelihood of success on its breach of contract claim in 2017, it declined to attach any assets of Purchaser and it was unclear whether Purchaser and Ren Ren would engage in litigation or default. Thus, even were MYOS to ultimately prevail, legal costs would have been prohibitive, and collection of any judgment (particularly as to Ren Ren as a foreign citizen who had not yet been successfully served with process) would have been uncertain.

As a result, on July 13, 2020, the Company entered into a settlement agreement (the “Settlement Agreement”) with the Purchaser, Mr. Ren and Mr. Mannello to settle all claims in connection with all pending litigation matters between the parties (the “Claims”), including the Company’s claim for breach based upon Purchaser’s refusal to fund the second and third tranches of investment for a total of $15 million. Pursuant to the Settlement Agreement, the parties agreed to file the appropriate documentation in the Nevada and New York courts to dismiss the Claims within five days of the execution of the Settlement Agreement. In addition, the Purchaser and Mr. Ren agreed to: (i) vote all of their shares of common stock of the Company in favor of the transactions contemplated by the Merger Agreement and (ii) waive and forfeit any right to receive any ownership interest in the Spin Out Sub as a private company following the Merger (which will include the assets and liabilities for the Company’s existing muscle health business). The Purchaser also agreed that, simultaneous with the closing of the Merger, it will deliver its warrant to purchase 375,000 shares of common stock to the Company for cancellation or, if the warrant cannot be located, execute documents necessary to ensure that the warrant is cancelled. The Settlement Agreement further provides that Mr. Ren will resign as the Company’s Global Chairman and as a member of the Company’s board of directors upon the execution of the Settlement Agreement. The Settlement Agreement also includes mutual releases by the parties against each other for any claims or actions (including the Claims) through the date of the Settlement Agreement.

Ren Ren did not participate in any Merger discussions and did not attend the June 19, 2020 Board meeting.”

5.	The Note to the Consolidated Financial Statements as of and for the year ended December 31, 2019, entitled “Note 15 – Legal Proceedings” on pages F-26 and F-27 of the MYOS Proxy Statement/Prospectus/Information Statement, and the Notes to the Consolidated Financial Statements as of and for the six month periods ended June 30, 2020, entitled “Note 15 – Legal Proceedings” and “Note 16 – Subsequent Events” on pages F-43 and F-44 of the MYOS Proxy Statement/Prospectus/Information Statement is hereby supplemented with the following information with respect to “Legal Proceedings” and “Subsequent Events” that will be provided in MYOS’s quarterly report filed on Form 10-Q as of and for the nine month period ending September 30, 2019:

“NOTE 15 – LEGAL PROCEEDINGS

On January 6, 2017, in connection with the financing contemplated by a securities purchase agreement with RENS Technology Inc. (the “Purchaser”), we commenced an action in the Supreme Court of New York, County of New York (the “Court”), against the Purchaser, RENS Agriculture, the parent company of the Purchaser, and Ren Ren, a principal in both entities and at the time one of our directors, arising from the Purchaser’s breach of the agreement under which the Purchaser agreed to invest an aggregate of $20.25 million in our Company in exchange for an aggregate of 3,537,037 shares of our common stock and warrants to purchase an aggregate of 884,259 shares of common stock. We sought damages for Purchaser’s refusal to fund the second and third tranches of investment, as contractually required, for $5 million and $10 million, respectively.

On April 11, 2017, the Court noted that we had demonstrated a likelihood of success on the merits of the breach of contract claim. However, the Court denied our request that the shares held by Purchaser be attached in order to satisfy any judgment against Purchaser, and further denied our request that Purchaser be enjoined from disposing of the shares; as a result, collection on any judgment resulting from the litigation against Purchaser or Ren Ren (as a foreign citizen not readily subject to the Court’s jurisdiction and as to whom the Company had been unable to effectuate service) was very uncertain. Thereafter, a hearing was scheduled on the application by the Purchaser to dismiss the complaint and various pre-trial discovery applications by both parties.

In August 2017, before the hearing occurred, the Company amended its complaint repeating most of the initial claims but adding several additional claims against RENS Agriculture, Mr. Ren and two additional Chinese defendants, including a claim against RENS Agriculture for breaching the exclusive distribution agreement, as well as claims against all defendants for theft and misappropriation of our confidential proprietary information and trade secrets, breach of fiduciary duty and duty of loyalty, misappropriation of corporate opportunity, unfair competition and a number of other torts. Purchaser and Ren Ren thereafter refused to substantively engage in the litigation and MYOS considered whether to move for a default judgment, after settlement negotiations broke down.

In the context of diligence, MedAvail was informed of the existence of the litigation with Purchaser and that Purchaser and Ren Ren had ceased participating in such litigation, which remained pending. MedAvail was also informed of a lawsuit that had been filed in the Nevada District Court, Clark County, by Purchaser against the Company and our CEO Joseph Mannello, alleging fiduciary duty and other claims, including allegations related to the securities purchase agreement, which lawsuit had been dismissed without prejudice. MedAvail requested that MYOS attempt to settle all such litigation with Purchaser and Ren Ren to provide the parties with certainty. The Board considered MedAvail’s request and determined that it would be in the Company’s best interest to pursue settlement. In addition to facilitating the negotiation of the Merger (which, as discussed above, the Board believed was in the best interests of the Company and its shareholders), the Board considered that, even though the Court had found, on a preliminary record, that MYOS demonstrated a likelihood of success on its breach of contract claim in 2017, it declined to attach any assets of Purchaser and it was unclear whether Purchaser and Ren Ren would engage in litigation or default. Thus, even were MYOS to ultimately prevail, legal costs would have been prohibitive, and collection of any judgment (particularly as to Ren Ren as a foreign citizen who had not yet been successfully served with process) would have been uncertain.

As a result, on July 13, 2020, the Company entered into a settlement agreement (the “Settlement Agreement”) with the Purchaser, Mr. Ren and Mr. Mannello to settle all claims in connection with all pending litigation matters between the parties (the “Claims”), including the Company’s claim for breach based upon Purchaser’s refusal to fund the second and third tranches of investment for a total of $15 million. Pursuant to the Settlement Agreement, the parties agreed to file the appropriate documentation in the Nevada and New York courts to dismiss the Claims within five days of the execution of the Settlement Agreement. In addition, the Purchaser and Mr. Ren agreed to: (i) vote all of their shares of common stock of the Company in favor of the transactions contemplated by the Merger Agreement and (ii) waive and forfeit any right to receive any ownership interest in the Spin Out Sub as a private company following the Merger (which will include the assets and liabilities for the Company’s existing muscle health business). The Purchaser also agreed that, simultaneous with the closing of the Merger, it will deliver its warrant to purchase 375,000 shares of common stock to the Company for cancellation or, if the warrant cannot be located, execute documents necessary to ensure that the warrant is cancelled. The Settlement Agreement further provides that Mr. Ren will resign as the Company’s Global Chairman and as a member of the Company’s board of directors upon the execution of the Settlement Agreement. The Settlement Agreement also includes mutual releases by the parties against each other for any claims or actions (including the Claims) through the date of the Settlement Agreement.”

Additional Information and Where to Find It

MYOS has filed with the SEC, and the parties plan to furnish to the security holders of MYOS and MedAvail, a Registration Statement on Form S-4 (“Form S-4”), which also will constitute a proxy statement/prospectus/information statement of MYOS and will be included in an information statement of MedAvail, in connection with the proposed Merger. The Proxy Statement/Prospectus/Information Statement described above will contain important information about MYOS, MedAvail, the proposed Merger and related matters. Investors are urged to read the Proxy Statement/Prospectus/Information Statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by MYOS, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from MYOS by going to MYOS’s Investor Relations web page at https://ir.myosrens.com/ and clicking on the link titled “SEC Filings” or by contacting MYOS’s Investor Relations group at 973-509-0444 or jgoodford@myosrenscorp.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The respective directors and executive officers of MYOS and MedAvail may be deemed to be participants in the solicitation of proxies from the shareholders of MYOS and written consent of the stockholders of MedAvail in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the proposed Merger will be included in the Proxy Statement/Prospectus/Information Statement described above. Additional information regarding MYOS’s directors and executive officers is included in MYOS’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 24, 2020, and in MYOS’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on December 5, 2019. These documents are available from MYOS free of charge as described above.

Forward Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. MYOS’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger and the ability of MYOS to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” in the Form S-4 and elsewhere in MYOS’s most recent filings with the SEC, including MYOS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and any prior or subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on MYOS’s Investor Relations page at https://ir.myosrens.com/ by clicking on the link titled “SEC Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts MYOS’s and MedAvail’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. MYOS and MedAvail assume no obligation and does not intend to update these forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 2, 2020	MYOS RENS TECHNOLOGY, INC.

	By:	/s/ Joseph Mannello
	Name:	Joseph Mannello
	Title:	Chief Executive Officer